VINTAGE CAMPER CAMPGROUND



INVESTMENT PROPOSAL

THE BRAND

BOHEME RETREATS

First Vintage Camper Retreat in NY

The vacant land proposed for Boheme Retreats will be converted into a glamping space. We are seeking funding for startup/development cost.

We're designers and renovators of vintage campers and our focus is create a space that people want to stay and experience nature at it's best. We passionately believe that everyone should spend more time being connected to the outdoors. We are passionate about creating more sustainable lodging.

Boheme Retreats will get more people outdoors, providing our guest with opportunities to explore the natural beauty of their surroundings. Each year, 40+ million Americans go
camping, sleeping on the ground and lugging heavy gear. For millions more, their need to get outdoors is outweighed by
these inconveniences. Boheme Retreats meets the enormous demand for an alternative way to camp.



NOSTAGLIC RETREAT

Retreat filled with vintage campers from the 60's and 70's





THE SCENE

Boheme retreats will be located in Hillsdale, NY. This small town sits at the crossroads of the Hudson Valley and the Berkshires. Only 2 hours from NYC. There are cornfields and dairy farms, but we will also be close to great restaurants and cultural options. Some of those options, about 20 minutes away, are in Massachusetts and near by towns like Hudson,NY.

Hillsdale has plenty for outdoor enthusiasts. Beautiful unpaved roads run alongside creeks, looping through the township, and are ideal for runners, mountain bikers and walkers. There are skiing and snowboarding at Catamount Mountain, 9 miles east of the proposed campground.

THE CURRENT STATE OF CAMPING + TRAVEL PLANS FOR 2020

When asked about their travel plans for the remainder of 2020, 41% of campers say they still plan to take their planned camping trips, 31% have cancelled or will likely cancel, and 13% will postpone.

Camping Plans for 2020

- Still plan to take
- Postponed / Will likely postpone
- Uncertain
- Will likely cancel
- Cancelled
- Never had plans / had yet to make plans to take this kind of trip



41%
5%
9%
10%
13%
22%

SUSTAINABILITY

BOHEME RETREATS

Boheme retreats is looking to create a camping experience that seeks to offer a more sustainable rv camping experience.

The beautiful thing about our retreat is that all of our campers are vintage and we are excited to save these beautiful campers from the landfills by reusing them, renovating them and giving them new life at our campground.

We are also looking to ask our guest to join us in our sustainable initiatives.

Our campground will be run as a hybrid offered retreat. The campground will be run on solar from 9am-5pm, weather permitting.

Additionally we will supply our outdoor showers with water from the spring onsite.

Sustainability Goals:

- Low water use
- Native Plantings
- Heavy reliance on solar
- Dark sky compliant lighting

OUR PHILOSOPHY

BOHEME RETREATS

Our goal is to create the ultimate modern camp experience; a beautiful juxtaposition of the rustic outdoors and the comfortable amenities of home.

Vintage Campers



Safari Tents



TRENDS

BOHEME RETREATS

Interest in camping has grown steadily for the past decade, adding millions of new camping households each year according to the North American Camping report. More and more people are searching for safe and affordable vacation options closer to home due to the COVID-19 Pandemic, which is why we highly anticipate that the interest in camping will continue to grow at an accelerated rate.

The Benefit of us using campers especially due to COVID is that many have concerns over the safety of communal facilities and each of our campers will have a private bathroom. COVID-19 has increased the importance of spending time outdoors!



Reasons for Considering Camping Among Prospective Campers

Want to spend time outdoors after staying home for so long	46%
An affordable way to travel	41%
Easier to practice social distancing	37%
To reconnect with friends or family	29%
Feel safer while camping	28%
To disconnect from technology	22%
I do not have to travel as far to camp	18%
Do not want to fly	12%
Other options (e.g., hotels, resorts, etc.) are closed or have limited availability	8%
Not comfortable with other forms of travel	6%

LAND

Land is located in Hillsdale, NY off of
Route 22. Parcel has a 1 acre pond.





SITE PLAN



MARKETING

Target Market

No matter the age group glamping is extremely popular. Our target market will Get Z and Millennials. According to the North American Camping Report the highest level number of new campers is among GenZ (44%) and Millennials (45%)



Marketing Plan

- Showcase campground on vacation rental websites
- Maintain an expansive web presence- online resevations on major camp booking sites
- Write up in Magazines
- Create a large social media following
- Advertise Facebook/Instagram
- Utilize influencers and bloggers

GOALS

BOHEME RETREATS

There is strong demand for an elevated camping experience outside of
nearly every major metropolitan city in the USA. With opportunities to renovate existing under-performing campgrounds, add additional low-cost tented rooms to inns and hotels with contiguous land, or develop free-standing glamping resorts on vacant land, there are many paths for growth.

Every touch-point with our audience will fortify the unexpected combination of rugged luxury that guests experience when they stay at camp. We will engage our audience through heartfelt content that evokes a deepened appreciation for nature with understated educational components to support the protection and nourishment of the environment. Before, during, and long after visiting Boheme Retreats, our brand instills the value of unforgettable experiences and the restorative power of being comfortably immersed in the natural world.

ACCOMODATIONS

Vintage Campers -Our fleet of vintage campers sleep 2-6 guests each. Refurbed campers, each with thoughtfully designed interiors, comfy bedding, luxury bath amenities and outdoor patios.



Tents- Beautiful tented rooms creating an elevated camping experience. These tents will be set up as seasonal accommodations. The tents will be on a platform, with queen sized beds, luxury bedding, a seating area and hotel like amenities. Tents will range in size from 13'x20 to 16'x22'.


8' FLY EXTENSION
TENT FLY
TENT
MOSQUITO NET
TENT SHOWN WITH OPTIONAL SIDEWALL WINDOWS
AND STOVE PIPE OUTLET
CIMARRON TENTS

SETUP PLAN

Common Lobby Tent A 30'x32' Open sided tent will serve a common area/lounge for our guest. This space will feature comfortable and stylish furnishing. The goal is to create a multipurpose space where guest mingle, dine or work.



PROGRAM

BOHEME RETREATS PROGRAM

• 6 large safari-style wall tents

• 14 Vintage Campers with decks and fire-pit

• Private bathrooms in campers

• Outdoor lobby and lounge space

• Communal kitchen, snack camper and bar

• Provisions market with snacks and merchandise

• Event tent and patio for retreats & gatherings

• Pond recreation

• Hammocks in grove and lounge areas

• Bathroom with shower for tent sites



STARTUP COST

1st Development Cost

Campground Purchase Price: $175,000

Total Project Cost: $600,000

Start up cost 1st Retreat	New Construction	Working Capital	Land	Total Financing
Planning zoining approval fees/attorney	$ 4,000.00			
Engineer/Design	$ 20,000.00			
Site Clearing/Gravel/Mulch	$ 10,000.00			
Electric	$ 15,000.00			
Water-Pipes water-well	$ 70,000.00			
Sewer Septic tank	$ 60,000.00			
Campers/FFE		$ 100,000.00		
Tents/FFE		$ 40,000.00		
Camp Bathroom	$ 15,000.00			
Tools/Storage		$ 5,000.00		
Storage facility	$ 8,000.00			
Labor/Setup		$45,000		
Land testing	$ 800.00			
Working Capital-Cash in hand		$ 30,000.00		
Total	$ 202,800.00	$ 220,000.00	$ 175,000.00	$ 597,800.00

BOHEME ADR

Boheme Retreats ADR Campers Yr1	QTY Campers	Price
Aframe		**$325.00**
Camper Style 1	2	**$250.00**
Camper Style 2	6	**$275.00**
Camper Style 3		**$285.00**
Glamp Tents	2	**$175.00**
Glamp Tents family	2	**$200.00**
Daily	$2,900.00	
Monthly	$87,000.00	
7 Month Season May 1- Nov 15	$574,200.00	Full Occupancy
Occupancy 70%	$401,940.00	
Occupancy % May-Nov	**7 months**	**monthly**
55%	$315,810.00	$26,317.50
60%	$344,520.00	$28,710.00
70%	$401,940.00	$33,495.00
80%	$459,360.00	$38,280.00
90%	$516,780.00	$43,065.00

Boheme Retreats ADR Campers Yr2	QTY Campers	Price
Aframe		**$325.00**
Camper Style 1	3	**$250.00**
Camper Style 2	7	**$275.00**
Camper Style 3		**$285.00**
Glamp Tents	2	**$175.00**
Glamp Tents family	4	**$200.00**
Daily	$3,825.00	
Monthly	$114,750.00	
7 Month Season May 1- Nov 15	$757,350.00	Full Occupancy
Occupancy 80%	$605,880.00	
Occupancy % May-Nov	**7 months**	**monthly**
55%	$416,542.50	$34,711.88
60%	$454,410.00	$37,867.50
70%	$530,145.00	$44,178.75
80%	$605,880.00	$50,490.00
90%	$681,615.00	$56,801.25

PROFORMA

Revenue	% of Total Revenue	Year 1 (8 campers)4 tents	Year 2 (10 Campers) 6 tents	Year 3 (12 campers) 6 tents	Year 4 (14 campers) 6 tents 1 aframe	Year 5 (14 campers) 6 tents 1 aframe
		Camp May-Nov (70% occ)	Camp May-Nov. (80% occ)	Camp May-Nov. (80% occ)	Camp May-Nov. (80% occ)	Camp May-Nov. (80% occ)
Camper Revenue		$297,990	$423,720	510,840	601,128	601,128
Glamp Tents		$103,950	$182,160	182,160	182,160	182,160
F&B Revenue	5%-10%	$14,900	$46,609	$56,192	$66,124	$66,124
Aframe					$60,000	$60,000
Events	10%	$29,799	$84,744	$102,168	$120,226	$120,226
Total Revenue		$446,639	$737,233	851,360	1,029,638	1,029,638
CampGround Maintenance	5%	$20,097	$30,294	$34,650	$39,164	$39,164
F&B Direct Cost	40%	$5,960	$18,644	$22,477	$26,450	$26,450
Events	5%	$1,490	$4,237	$5,108	$6,011	$6,011
Total Direct Cost		$27,547	$53,175	62,235	71,625	71,625
Gross Profit		$419,092	$684,058	789,125	958,012	958,012
% Margin		94%	93%	93%	93%	93%
Operating Expenses						
Loan/Equity Paymets TBD						
Real Estate Taxes		$5,631	$5,631	$5,631	$5,631	$5,631
Other Fixed Cost (insurance)		$10,000	$10,000	$10,000	$10,000	$10,000
Total Fixed Cost		$15,631	$15,631	15,631	$15,631	$15,631
Variable Cost						
Salaries (Camp Director's)		$140,000	$160,000	$160,000	$180,000	$180,000
Camp Employee's	10%	$20,955	$68,406	$78,913	$95,801	$95,801
Utilities(water,electricty,Phone/Internet	5%	$22,332	$36,862	$42,568	$51,482	$51,482
Utilities (Trash Septic)	2%	$8,933	$14,745	$17,027	$20,593	$20,593
Other expenses misc	3%	$13,399	$22,117	$25,541	$30,889	$30,889
FFE (Replacement reserve)	2%	$8,933	$14,745	$17,027	$20,593	$20,593
Marketing	2%	$8,933	$14,745	$17,027	$20,593	$20,593
Total Variable Cost		$223,484	$331,618	$358,103	$419,951	$419,951
Total Expenses		$239,115	$347,249	373,734	$435,582	$435,582
EBITDA		$199,885	$356,717	435,299	$542,339	$542,339
Depreciation		$4,000	$4,000	4,000	$4,000	$4,000
Amortization		$277	$277	277	$277	$277
EBITDA MARGIN %		45%	48%	51%	53%	53%
EBIT		$195,608	$352,440	431,022	$538,062	$538,062
Net Income		$179,977	$336,809	415,391	$522,431	$522,431

EXPANSION REVENUE

Revenue Hudson East (Summer 2022)	% of Total Revenue	Year 1 (8 campers)4 tents	Year 2 (10 Campers) 6 tents	Year 3 (12 campers) 6 tents	Year 4 (14 campers) 6 tents 1 aframe	Year 5 (14 campers) 6 tents 1 aframe	5 year Revenue total
		Camp May-Nov (70% occ)	Camp May-Nov. (80% occ)	Camp May-Nov. (80% occ)	Camp May-Nov. (80% occ)	Camp May-Nov. (80% occ)	
Camper Revenue		$297,990	$423,720	510,840	601,128	601,128	
Glamp Tents		$103,950	$182,160	182,160	182,160	182,160	
F&B Revenue	5%-10%	$14,900	$46,609	$56,192	$66,124	$66,124	
Aframe					$60,000	$60,000	
Events	10%	$29,799	$84,744	$102,168	$120,226	$120,226	
Total Revenue		$446,639	$737,233	851,360	1,029,638	1,029,638	$4,094,507

Revenue Hudson West (Summer 2024)	% of Total Revenue	Year 1 (25 campers)12 tents	Year 2 (25 campers)12 tents	Year 3 (25 campers)12 tents	Year 4(30 campers)12 tents 1 Aframes	Year 5 (30 campers)12 tents 1 Aframes	5 year revenue total
		Camp May-Nov (70% occ)	Camp May-Nov. (80% occ)	Camp May-Nov. (80% occ)	Camp May-Nov. (80% occ)	Camp May-Nov. (80% occ)	
Camper Revenue		$935,550	$935,550	$935,550	1,294,924	1,294,924	
Glamp Tents		$311,850	$311,850	$311,850	311,850	311,850	
F&B Revenue	5%-10%	$46,778	$46,778	$46,778	$142,442	$142,442	
Aframe					$60,000	$60,000	
Events	10%	$93,555	$93,555	$93,555	$258,985	$258,985	
Total Revenue		$1,387,733	$1,387,733	1,387,733	2,068,200	2,068,200	$8,299,598

Revenue MA (Summer 2027)	% of Total Revenue	Year 1 (45 campers)20 tents	Year 2 (45 campers)20 tents	Year 3 (55 campers)20 tents	Year 4(55 campers)20 tents 2 Aframes	Year 5 (55 campers)20 tents 2 Aframes	5 year revenue total
		Camp May-Nov (70% occ)	Camp May-Nov. (80% occ)	Camp May-Nov. (80% occ)	Camp May-Nov. (80% occ)	Camp May-Nov. (80% occ)	
Camper Revenue		$1,725,570	$1,725,570	$2,120,580	$2,120,580	$2,120,580	
Glamp Tents		$519,570	$519,570	$519,570	$519,570	$519,570	
F&B Revenue	5%-10%	$86,279	$86,279	$106,029	$233,264	$233,264	
Aframe					$105,000	$105,000	
Events	10%	$172,557	$172,557	$212,058	$212,058	$212,058	
Total Revenue		$2,503,976	$2,503,976	2,958,237	3,190,472	3,190,472	$14,347,132

PROFIT & LOSS

Profit and Loss (First Year/Season) May-Nov15	May	June	July	August	September	October	November	December	Janurary	February	March	April	Year Totals
Months	1	2	3	4	5	6	7						
Sales	$63,806	$71,806	$71,806	$71,806	$55,806	$55,806	$55,806						$446,639
Cost of Goods Sold	$3,261	$3,761	$3,761	$3,761	$2,761	$2,761	$2,689						$22,757
Gross Profit	$60,544	$68,044	$68,044	$68,044	$53,044	$53,044	$53,116						$423,882
Expenses													
Payroll Management	$11,667	$11,667	$11,667	$11,667	$11,667	$11,667	$11,667	$11,667	$11,667	$11,667	$11,667	$11,667	$140,000
Payroll Staff Seasonal	$2,994	$2,994	$2,994	$2,994	$2,994	$2,994	$2,994						$20,955
Loan Repayments													
Real Estate Taxes												$6,000	$6,000
Other Fixed Cost (insurance)	$3,333					$3,333						$3,333	$10,000
Utilities(water,electricty,Phone/Internet)	$1,833	$1,833	$1,833	$1,833	$1,833	$1,833	$1,833	$1,833	$1,833	$1,833	$1,833	$1,833	$22,000
Utilities (Trash Septic)	$750	$1,174	$1,174	$1,174	$962	$962	$862	$425	$425	$425	$425	$425	$9,183
Other expenses misc	$1,108	$1,108	$1,108	$1,108	$1,108	$1,108	$1,108	$1,108	$1,108	$1,108	$1,108	$1,108	$13,300
FFE (Replacement reserve)	$1,276	$1,276	$1,276	$1,276	$1,276	$1,276	$1,276						$8,933
Marketing	$1,489	$1,489	$1,089	$789	$744	$744	$372	$372	$372	$372	$520	$741	$9,094
Total Operating Cost	$24,450	$21,541	$21,141	$20,841	$20,584	$23,918	$20,112	$15,406	$15,406	$15,406	$15,554	$25,107	$239,465
Net Profit	$36,094	$46,503	$46,903	$47,203	$32,460	$29,126	$33,004	-$15,406	-$15,406	-$15,406	-$15,554	-$25,107	$184,417

Profit and Loss (Second Year/Season)May-Nov15	May	June	July	August	September	October	November	December	Janurary	February	March	April	Year Totals
Months	1	2	3	4	5	6	7						
Sales	$105,319	$117,319	$117,319	$117,319	$93,319	$93,319	$93,319						$737,233
Cost of Goods Sold	$7,596	$8,496	$8,496	$8,496	$6,696	$6,696	$6,696						$53,175
Gross Profit	$97,723	$108,823	$108,823	$108,823	$86,623	$86,623	$86,623						$684,058
Expenses													
Payroll Management	$13,333	$13,333	$13,333	$13,333	$13,333	$13,333	$13,333	$13,333	$13,333	$13,333	$13,333	$13,333	$160,000
Payroll Staff Seasonal	$9,772	$9,772	$9,772	$9,772	$9,772	$9,772	$9,772						$68,406
Loan Repayments													
Real Estate Taxes												$5,700	$5,700
Other Fixed Cost (insurance)	$2,107	$2,107				$2,107	$2,107					$2,107	$10,533
Utilities(water,electricty,Phone/Internet)	$5,262	$6,262	$6,262	$6,262	$4,266	$4,266	$4,266						$36,845
Utilities (Trash Septic)	$2,106	$3,449	$3,449	$3,449	$1,949	$1,949	$1,949						$18,300
Other expenses misc	$1,120	$1,120	$1,120	$1,120	$1,120	$1,120	$1,120	$1,120	$1,120	$1,120	$1,120	$1,120	$13,439
FFE (Replacement reserve)	$2,106	$2,106	$2,106	$2,106	$2,106	$2,106	$2,106						$14,745
Marketing	$1,264	$1,264	$632	$632	$632	$316	$316	$316	$632	$632	$632	$1,264	$8,532
Total Operating Cost	$37,071	$39,413	$36,675	$36,675	$33,179	$34,970	$34,970	$14,769	$15,085	$15,085	$15,085	$23,524	$336,501
Net Profit	$60,652	$69,409	$72,148	$72,148	$53,444	$51,653	$51,653	-$14,769	-$15,085	-$15,085	-$15,085	-$23,524	$347,557

COMPETITION

COMPETITION-What sets us apart from the competition?

- Nostalgic Design Focus
- Affordable Price Points, appealing to wider market
- Sustainability as a focus
- First Vintage Camper Retreat in the NY region
- Unique Campsite Experience

Competition- Lowest ADR	Tent Prices	Camper Prices
Firelight	231	
Auto camp	301	351
Getaway	289	
Collective	359	
Gather wild (Off Grid)	184	
Trailer Pond		275

Collective Retreats - Has 6 camps with one loacted in NY on governors Island. Camps range in size from 5- 10 tents. Prices range from $500-$700 per night.

Under Canvas- Has 8 camps all next to national parks. Camps range in size from 50- 100 tents. Prices range from $200-$500 per night.

Tentrr- Uses local land owners to host their tents. They have around 350 across the nation.

State and Traditional Campgrounds- This is a traditional campground where each camper provides their own tents and gear.

COMPETITION


Kinyon's Canyon Campsites
Dingman's Family Campgrounds
Meditation hill
Earlton Hill Campgrounds
Woodland Hills Campground
Fox Hill Camping Area
Camp Catskills RV Park
Whip-O-Will Campground
Boheme Retreats
Treetopia Campground
Brookside Campgrounds
Sking
Blue Mountain Campground
Lake Taghkanic State Park
Brook n Wood Family Campground
Waterfall
New Life Campground
Mirror Lake Retreat

ACTIVITIES



Catamount Mountain

20min drive



Bash Bish Waterfall

15min drive

SNAP SHOT

BOHEME RETREATS RESERVATIONS

Campers-Tents & Rates

Rates are per camper or tent, per night, and are based on a 2 guest occupancy.

- We have two styles of Lodging
    - Our Campers vary in size but have a maximum occupancy of 4 people
    - Queen Tents have a maximum occupancy of 4 people.
    - Family Tents have maximum occupancy of 6 people.

- Additional adults are charged a fee of $50/night/guest.
- Additional children 4-12 yrs are $30/night/guest.
- Well-behaved dogs are allowed select campers $25 charge per night.
- 3 PM check-in and 11 AM check-out (strictly enforced; fees may apply).
- Weekends have a 2-night minimum.
- $75 cleaning fee charged for each stay

THE SITE

Safety & Security

- Lighting will be installed along pathways to campers, tents and bathrooms.
- Pathways to tents and common area will be 4' wide and free of obstacles.
- Main drive ways will be gravel and will provide access for emergency vehicles to come within 150 ft of all campsites.
- Sites will be cleared of undergrowth and maintained in a safe condition.

Parking The camp is accessed by a gravel driveway and the parking lot will be located between the entrance and campsites. The Parking lot will contain 1 spot for every campsite and additional spaces for employees.

Campsites The camp will be set up so that each campsite has privacy.


GRAVEL PATH
8'X20' CAMPER
4'X16' DECK
GRILL, STD.
PICNIC TABLE
20'-0"
20'-0"
8'-0"
40'-0"
20'-0"
20'-0"
FIRE RING
SEATING
MULCH AREA
L2.1

ENVIRONMENTAL IMPACT

Sustainability will be at the core of our operations. It is this commitment that will allow us to create healthy experiences for our guest that lead to a healthier planet.

Boheme Retreats is a purpose led brand on a mission to deliver environmentally sustainable produce, farm stays and experiences. Our goal is to generate revenue while preserving the natural environment.



OVERVIEW

Description of legal and organizational structure
- Boheme Retreats LLC

Management information
- Boheme Retreats will be run by Rudel Felicien and Keva Niver

Description of staff and volunteer support
- Staff will be hired for the campground seasonally

Land
- Featuring a spring fed pond



ABOUT US

Keva and Rudel will be managing the campground full-time and are both avid campers and outdoor enthusiasts. They love spending time outdoors and being connected to their environments. Being surfers, hikers and outdoor enthusiasts will make them great host and managers of this new campground.

Keva (Campground Manager & Host) currently employed as a project manager in construction. She has been a construction manager for over 10 years. She excels in taking projects from start to finish. In her current role she manages multiple projects, subcontractors, production teams and installers. Each job requires that she maintains a budget, orders and tracks all materials for each job, handling all balances and billings of vendors and clients.

Rudel (Campground Host) currently works full time for a farm distribution company and part owner of a Surf Shop. He manages a team that distributes produce and farm good from the Fingerlakes region of NY.

Rich Rossmassler (Business Consultant) is a designer / builder with a focus on environmentally friendly design using natural,sustainable, recyclable and biodegradable material choices. His hospitality ventures include 5 New York City restaurants and a portfolio of vacation rentals.

Ben Sargent-(Advisor) American celebrity chef, restaurateur, television personality and artist. Chef, designer and previous owner of Hurricane Hopeful and Surf Bar both in Williamsburg, Brooklyn, New York City. Currently managing 8 STR units.

ECONOMIC IMPACT

The campground will attract new visitors to Hudson Valley/ Catskill region. The camp will attract a unique type of camper, those who are affluent with disposable income that will benefit restaurants, wineries, gas stations, grocery stores and other tourism related businesses.

VACATION RENTALS



EVENT CENTER



WEDDING VENUE







SUMMARY

BOHEME RETREATS

Summary

Boheme Retreats will create a positive economic impact on the community and elevate NY's tourism profile through new and unique lodging options and will open the camping experience to a wider market. Guest who do not own camping equipment or who are uncomfortable with the traditional camping experience, can now enjoy nature with luxury tents with hotel amenities all without the setup. Interest in camping has grown steadily for the past decade, adding millions of new camping households each year according to the North American Camping report. More and more people are searching for safe and affordable vacation options closer to home due to the COVID-19 Pandemic, which is why we highly anticipate that the interest in camping will continue to grow at an accelerated rate.

The benefit of us using campers especially due to COVID is that many have concerns over the safety of communal facilities and each of our campers will have a private bathroom. COVID-19 has increased the importance of spending time outdoors!

BOHEME RETREATS
KEVA NIVER & RUDEL FELICIEN
347-415-9890
OURBOHEME@GMAIL.COM

VINTAGE CAMPER STAYS

BOHEME RETREATS